UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-32349

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Signet Jewelers Limited US Employee
Stock Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton
Bermuda

The following financial statements for the Signet Jewelers Limited US Employee Stock Savings Plan are being filed herewith:

Description	Page
Report of Independent Registered Public Accounting Firm	1

Statements of Financial Condition at April 30, 2016 and 2015	2

Statements of Changes in Plan Equity for the years ended April 30, 2016, 2015 and 2014	3

Notes to Financial Statements	4 - 7

The following exhibit is being filed herewith:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm. Consent of Bober, Markey, Fedorovich & Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Signet Jewelers
Limited US Employee Stock Savings Plan
and the Board of Directors of Signet
Jewelers Limited
Akron, Ohio

We have audited the accompanying statements of financial condition of the Signet Jewelers Limited US Employee Stock Savings Plan (the “Plan”) as of April 30, 2016 and 2015, and the related statements of changes in plan equity for the years ended April 30, 2016, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of April 30, 2016 and 2015, and the changes in plan equity for the years ended April 30, 2016, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio
July 22, 2016

Signet Jewelers Limited US Employee Stock Savings Plan
Statements of Financial Condition
April 30, 2016 and 2015

	2016	2015
Assets:
Government money market account	$—	$3,592,690
Plan receivable from Signet Jewelers Limited	5,309,293	—
Total assets	5,309,293	3,592,690

Liabilities:
Participant withdrawals payable	23,913	34,418
Total liabilities	23,913	34,418

Plan equity:
Plan equity	5,285,380	3,558,272
Total plan equity	$5,285,380	$3,558,272

The accompanying notes are an integral part of these financial statements.

Signet Jewelers Limited US Employee Stock Savings Plan
Statements of Changes in Plan Equity
For the Years Ended April 30, 2016, 2015 and 2014

	2016	2015	2014
Additions:
Participants’ contributions during the year	$5,214,456	$3,412,016	$2,528,586
Interest earned during the year	—	297	228
Total additions	5,214,456	3,412,313	2,528,814

Deductions:
Participants’ withdrawals during the year	(640,240)	(281,746)	(264,006)
Interest paid during the year	(224)	—	—
Assets used for stock purchases	(2,846,884)	(2,308,662)	(1,624,495)
Change in plan equity	1,727,108	821,905	640,313

Plan equity:
Beginning of year	3,558,272	2,736,367	2,096,054
End of year	$5,285,380	$3,558,272	$2,736,367

The accompanying notes are an integral part of these financial statements.

Signet Jewelers Limited US Employee Stock Savings Plan
Notes to Financial Statements
April 30, 2016, 2015 and 2014

1. Description of the Plan
The following description of the Signet Jewelers Limited (the “Company”) US Employee Stock Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the provisions of the Plan.
The Signet Jewelers Limited US Employee Stock Savings Plan was adopted by the Board of Directors of the Company (the “Board”) on July 9, 2008.
The Plan provides eligible employees with an opportunity to accumulate savings through payroll deductions and to apply such savings to the purchase of common shares of the Company. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the United States Internal Revenue Code of 1986, as amended (the “Code”). The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The maximum number of shares that may be placed under options under the Plan is 8,568,841 shares, subject to any adjustment in the number of shares available pursuant to the terms of the Plan. In addition, as of any date within any period of ten years, not more than 10% of the shares issued immediately prior to such date may in the aggregate be issued or issuable pursuant to rights acquired under the Plan and any other employee share plans adopted by the Company. For purposes of the foregoing limit, shares subject to options which have lapsed are not taken into account. As of April 30, 2016, 354,683 shares had been issued under the Plan leaving 8,214,158 shares available for future issuance, subject to the limitations discussed above.
Term
The Plan will remain in effect until the first to occur of (i) its termination by the Board or (ii) the expiry of ten years from the date of its adoption.
Eligibility
Employees will be eligible to participate in the Plan, if as of September 1 of the year an employee: 1) has been continuously employed with either Zale Canada Co., Signet US Holdings, Inc. and subsidiaries thereof for at least twelve months, 2) has worked at least 1,000 hours during the preceding twelve months; and 3) does not or would not, after exercise of all outstanding options, hold 5% or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary thereof. As of April 30, 2016, 2015 and 2014 the Plan had 3,466; 2,357; and 1,769 active participants, respectively.
Contributions
Eligible employees may participate in the Plan by entering into a savings contract, during the enrollment period, in the manner and in the form provided by the Company. Under each savings contract, employees will agree to have amounts withheld from their salary as a payroll deduction for a period of 27 months or such lesser period permitted by the Company, subject to any limits established by the Board on the amount of savings permitted under the Plan. As a result, eligible employees are permitted to enter into more than one savings contract at a time, so long as the participant's contributions under the Plan are not less than $10 or more than $400 for any month. A participant cannot change the rate of payroll deductions once a savings contract has commenced. Participants' contributions are made after applicable withholding taxes have been withheld from the participants’ earnings.
The Company will designate eligibility periods during which eligible employees may elect to enter into a savings contract. These eligibility periods ordinarily relate to periods following the announcement of the Company's financial results during which the Company is permitted to grant options with respect to shares.
As permitted by the Plan document, the Company determined that each savings contract begins on approximately the second pay date in October of the contract year and concludes 27 months after inception.
Prior to May 1, 2015, contributions withheld for participants were pooled and invested in money market funds. Interest earned on those funds was allocated on a pro-rata basis to participant accounts based upon the participant’s relative account balance. Effective May 1, 2015, the money market fund and associated interest feature of the Plan has been eliminated. Accumulated participant contributions and associated interest credited to participant accounts has been moved to a Company bank account and are a general liability of the Company and a receivable to the Plan. Participant interest accumulated in the Plan as of May 1, 2015 will remain in the participants' accounts and will be paid to the participants either prior to or at the conclusion of the savings contract.

Signet Jewelers Limited US Employee Stock Savings Plan
Notes to Financial Statements
April 30, 2016, 2015 and 2014

Grant and Exercise Price of Options
Employees are granted with respect to each savings contract one option to acquire shares of the Company at the end of the term of such contract. Each option represents a right to purchase the largest number of shares, determined at the date of grant that could be bought with the accumulated savings (excluding any interest) under a savings contract at the exercise price per share with respect to such option. Options are granted as of the first business day of any period during which savings may accrue and be accumulated under a savings contract.
The exercise price per share under a savings contract will be determined by the Board, but will not be less than 85% of the fair market value using the mid-market closing price of a share as of the date of grant of such option.
No employee may be granted an option that permits his or her rights to acquire shares under the Plan and all other plans qualifying for treatment as “employee stock purchase plans” under Section 423 of the Code established by the Company or its subsidiaries to accrue at a rate that exceeds $25,000 in fair market value of such shares (determined at the date of grant) for each calendar year.
Payment of Benefits
At the end of the contract savings period, a transaction will automatically take place based on the market value of the Company's stock at that time. If the market value is higher than the exercise price set at the beginning of the savings period, the Company's shares will automatically be purchased and deposited into a participant's account that is automatically set-up on their behalf. In the event that the market value is lower than the exercise price, participants will be issued a refund of the monies withheld during the savings period. In addition, any residual balances will be distributed to the participant. Additionally, a participant or their beneficiary or estate will also have options exercised as described above for the following reasons that occur prior to the completion of the two-year savings contract:

•	Death

•	Disability

•	Retirement after attaining age 60, or

•	Involuntary termination of employment by the Company without cause.
Income Taxes
The Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The Plan administrators believe the Plan has been operated in compliance with applicable requirements of the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements. Issuance of shares upon exercise of an option under the Plan is not intended to result in taxable income to participants in the Plan. Upon the sale of shares of the Company purchased under the Plan, participants are subject to tax. The participant’s tax liability at the time of sale depends upon the holding period of the shares in the Plan. Eligible employees should consult with their own tax advisors as to the tax consequences of their particular transactions under the Plan.
Plan Termination
The Board may at any time terminate or amend the Plan in any respect; provided, however, that prior approval of the shareholders of the Company is required for any amendment which is beneficial in any material respect to participants in the Plan (other than amendments which are minor in nature and made to benefit the administration of the Plan, amendments necessary for the Plan to comply with the requirements of Section 423 of the Code or to take account of any existing or proposed legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for the Company, any of its subsidiaries or for participants). Upon termination of the Plan, the accumulated savings, if any, remaining in the accounts of the participants, shall be used to purchase shares under all outstanding options as if the Plan was terminated at the end of the term of a savings contract and any remaining accumulated savings and interest thereon shall be refunded in cash to the participants, unless the Board determines otherwise.
Adjustments
Upon a change in capital structure of the Company, an equitable adjustment shall be made to each outstanding option such that each such option shall thereafter pertain to an equivalent number of shares after such change as before such change, or, at the sole discretion of the Company, provide for such securities, cash and/or other property as would have been received in respect of the shares subject to such option had such option been exercised in full immediately prior to such change. Such an adjustment shall be made successively each time any such change shall occur. In addition, in the event of any such change, the Company shall make any further adjustment to the number of shares and exercise price per share subject to outstanding options as shall be equitable to prevent dilution or enlargement of rights under such options and the determination of the Company as to these matters shall be conclusive, final and binding on all participants and other persons. In the event of a change in control of the Company, if options granted under the Signet Jewelers Limited Rules of the Sharesave Scheme (adopted on July 9, 2008, as amended) become exercisable then options under the Plan will concurrently become exercisable in the same manner and subject to the same limitations, to the extent consistent with and not in derogation of the rules of the Plan pursuant to Section 423 of the Code and other applicable law.

Signet Jewelers Limited US Employee Stock Savings Plan
Notes to Financial Statements
April 30, 2016, 2015 and 2014

Withdrawals
A participant may cancel a savings contract and withdraw the accumulated savings attributable to a savings contract at any time. However, if a participant cancels a saving contract prior to the end of its term, the participant generally forfeits the opportunity to purchase shares under the option relating to such contract. If a participant cancels a savings contract by reason of the participant’s death, disability or retirement after attaining age 60 or involuntary termination of employment by the Company without cause then such cancellation will be treated in accordance with the Payment of Benefits section described above. Historically, participants were assessed a processing fee upon a cancellation, but effective May 1, 2015, the processing fee has been eliminated.
Plan Administration
The Plan is administrated by a committee appointed by the Board. Effective May 1, 2015, the day-to-day administration of the Plan is managed by Solium Capital Inc. Prior to May 1, 2015, day-to-day administration of the Plan was managed by AST Plan Equity Solutions. The Company pays all expenses of the Plan. Such expenses are not reflected in the accompanying financial statements.

2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements in this report reflect the financial position and changes in plan equity of the Plan. The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amount and disclosures. Actual results could differ from those estimates.
Subsequent Events
Management of the Plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements.
Fair Value Measurements
The Fair Value Measurements and Disclosures Topic of the ASC establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in an active market for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:    Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Signet Jewelers Limited US Employee Stock Savings Plan
Notes to Financial Statements
April 30, 2016, 2015 and 2014

Valuation methodology used for the Plan assets measured at fair value is as follows:
Money market account: Determined by a quoted market price on active market and is classified within Level 1 of the valuation hierarchy.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of April 30, 2015. As there are no Level 2 or Level 3 assets, those columns have been excluded from the table.

	April 30, 2015
	Level 1	Total
Government money market account	$3,592,690	$3,592,690

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Signet Jewelers Limited US Employee Stock Savings Plan

Date:	July 28, 2016	By:	/s/ Michele L. Santana
		Name:	Michele L. Santana
		Title:	Chief Financial Officer, Signet Jewelers Limited

SIGNET JEWELERS LIMITED US EMPLOYEE STOCK SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED APRIL 30, 2016
INDEX TO EXHIBITS

Number	Description of Exhibits

23.1	Consent of Independent Registered Public Accounting Firm. Consent of Bober, Markey, Fedorovich & Company